Exhibit 99.26(d)(29)

Accidental Death and Dismemberment Policy Rider Securian Life Insurance Company [400 Robert Street North • St. Paul, Minnesota 55101-2098]

Definitions

accident

An act or event which is:

(1)         unintended, unexpected and unforeseen; and

(2)         directly results in bodily injury to the insured.

covered accident

An accident which:

(1)         is not excluded under the Exclusions and Limitations section or any other terms of this certificate; and

(2)         occurs while the insured’s coverage is in force[; and

(3)         occurs in the United States or a United States territory.]

injury or injuries

A bodily injury which is sustained as a direct result of a covered accident.

General Information

This rider is issued in consideration of the required premium and amends the group policy to which it is attached.  This rider is subject to every term, condition, exclusion, limitation, and provision of the group policy unless otherwise expressly provided for herein.

What does this rider provide?

This rider provides accidental death and dismemberment coverage subject to all terms, conditions, and exclusions herein.

Who is eligible for insurance under this rider?

[An employee who is insured under the provisions applicable to life insurance coverage under the group policy to which this rider is attached is eligible to elect insurance under this rider.  In addition, an employee may elect coverage for his or her spouse/domestic partner and/or dependent child(ren) who are insured under the Spouse/Domestic Partner and Child Term Life Insurance Policy Rider attached to the group policy.  All references to an insured in this rider shall include dependents.  All provisions of this rider applicable to an “insured” shall apply to an insured dependent.]

When does insurance under this rider become effective?

[Insurance becomes effective on the date that all of the following conditions have been met:

(1)         the insured meets all eligibility requirements; and

(2)         for contributory coverage, application is made in accordance with the application methods agreed upon by the policyholder and us.

For an insured employee who has existing dependent coverage inforce, any newly acquired dependent who meets the requirements will automatically become insured when he or she becomes eligible unless additional premium is required for the newly eligible dependent, in which case coverage will become effective as described above.

If a dependent is hospitalized or confined because of illness or disease on the date his or her insurance would otherwise become effective, his or her effective date shall be delayed until he or she is released from such hospitalization or confinement.  This provision shall not apply to a newborn child.  However, in no event will insurance on a dependent be effective before the employee’s insurance under the group policy is effective.]

Accidental Death and Dismemberment (AD&D) Benefit

What does accidental death or dismemberment by accidental injury mean?

Accidental death and dismemberment coverage is limited coverage.  This means this coverage will provide benefits only when [the insured’s] loss, death or dismemberment results, directly from an accidental bodily injury.  The bodily injury must be the cause of [the insured’s] death or dismemberment.  The injury and accidental loss, death or dismemberment must occur while [the insured’s] coverage is in force.  [The insured’s] loss, death or dismemberment must occur within [180] days after the date of the accidental injury.  In no event will we pay the accidental death or dismemberment benefit where [the insured’s] accident, injury, loss, death or dismemberment is caused directly from, any of the following:

(1)         [self-inflicted injury or self-destruction, whether sane or insane; or

(2)         suicide or attempted suicide, whether sane or insane; or

(3)         [the insured’s] participation in, or attempt to commit assault or felony regardless of any legal proceedings thereto; or

(4)         bodily or mental infirmity, illness or disease; or

(5)         the insured’s being legally intoxicated, as defined and determined by the laws of the state where the injury or loss occurred; or

(6)         the use of prescription drugs, non-prescription drugs, medications (unless administered on the advice of a physician and taken in the verifiably prescribed manner and dosage).This does not include involuntary or unintentional ingestion of non-prescription drugs or medications taken per label instructions; or

(7)         the voluntary use of illegal drugs; or

(8)         poisons, gases, fumes or other substances taken, absorbed, inhaled, ingested or injected. This does not include involuntary inhalation of gases and fumes, or the involuntary taking of poison; or

(9)         motor vehicle collision or accident where [the insured is] the operator of the motor vehicle and [the insured’s] blood alcohol level meets or exceeds the level at which intoxication is defined in the state where the collision or accident occurred, regardless of any legal proceedings thereto; or

(10)  infection, other than infection occurring simultaneously with, and as a direct result of, the accidental injury; or

(11)  medical or surgical treatment or diagnostic procedures or any resulting complications, including complications from medical misadventure; or

(12)  travel in or descent from any aircraft, except as a fare-paying passenger on a regularly scheduled commercial flight on a licensed passenger aircraft carrier; or

(13)  war or any act of war, whether declared or undeclared.]

What is the amount of the accidental death and dismemberment benefit?

The amount of the benefit shall be a percentage of the amount of insurance shown on the specifications page.  The percentage is determined by the type of loss as shown in the following table:

[	PERCENT OF
TYPE OF LOSS	AMOUNT OF INSURANCE

Life	100%
Both Hands or Both Feet	100%
Sight of Both Eyes	100%
Speech and Hearing in Both Ears	100%
One Hand and One Foot	100%
One Foot and Sight of One Eye	100%
One Hand and Sight of One Eye	100%
Quadriplegia	100%
Paraplegia	75%
Sight of One Eye	50%
Speech or Hearing in Both Ears	50%
One Hand or One Foot	50%
Hemiplegia	50%
All four fingers of One Hand	50%
Thumb and Index Finger of One Hand	25%
Uniplegia	25%]

[Loss of hands or feet means complete severance at or above the wrist or ankle joints.  Loss of sight, speech, or hearing means the entire and irrecoverable loss of sight, speech, or hearing which cannot be corrected by medical or surgical treatment or by artificial means.  Loss of thumb or finger means complete severance at or above the metacarpophalangeal joints (the joints closest to the palm of the hand).

Quadriplegia means total and permanent paralysis of both upper limbs (from the shoulder down including total paralysis of both hands) and both lower limbs (from the waist down including total paralysis of both feet).  Paraplegia means total and permanent paralysis of both lower limbs (from the waist down including total paralysis of both feet).  Hemiplegia means total and permanent paralysis of both the upper limb (from the shoulder down including total paralysis of the hand) and lower limb (from the waist down including total paralysis of the foot) on one side of the body.  Uniplegia means total and permanent paralysis of one limb (from the shoulder down including total paralysis of the hand if claiming an upper limb and from the waist down including total paralysis of the foot if claiming a lower limb).

A benefit is not payable for both loss of one hand and the loss of thumb and index finger of one hand or the loss of four fingers of one hand for injury to the same hand as a result of any one accident (the largest benefit of these overlapping losses only will be paid).  Under no circumstance will more than one payment be made for the loss or paralysis of the same limb, eye, finger, thumb, hand, foot, sight, speech, or hearing if one payment has already been made for that loss.

Benefits may be paid for more than one accidental loss but the total amount of AD&D insurance payable under this rider for any one accident, not including any amount paid according to the terms of the Additional Benefits section of this rider, will never exceed the full amount of an insured’s AD&D insurance.]

When will the accidental death and dismemberment benefit be payable?

We will pay the AD&D benefit upon receipt at our home office of written proof satisfactory to us as to both substance and form that [an insured] died or suffered dismemberment as a result of an accidental injury.  All payments by us are payable from our home office.  The benefit will be paid in a single sum or by any other method agreeable to us and the beneficiary.

To whom do we pay the benefit?

In the case of [an insured employee’s] accidental death, we will pay the accidental death benefit to [the person or persons entitled to receive an insured employee’s death benefit under the terms of the group policy.  The benefit for other losses sustained by a insured employee will be paid to the insured employee, if living, otherwise to the insured employee’s estate.]

[A dependent’s AD&D benefit will be paid to the insured employee, if living, otherwise to his or her estate.]

[Additional Benefits]

[Unless stated otherwise, additional benefits are payable to the same person or persons who receive the AD&D benefits.  Additional benefits are paid in addition to any AD&D benefits described in the Accidental Death and Dismemberment section, unless otherwise stated. All provisions of this rider, including but not limited to the exclusions and requirements listed under the “What does accidental death or dismemberment by accidental injury mean?” section, shall apply to these additional benefits.]

[Adaptive Home and Vehicle Benefit

What is the adaptive home and vehicle benefit?

If an insured suffers a loss other than loss of life and a benefit is payable under the AD&D benefit, we will pay for an insured’s principal residence to be made accessible and/or an insured’s private automobile to be made drivable or rideable.  These one-time alteration expenses must be incurred within two years from the date of the accident.  An insured’s benefit will be the lesser of:

(1)         2% of his or her amount of AD&D insurance; or

(2)         the actual alteration expense; or

(3)         $2,500.

The Adaptive Home and Vehicle Benefit will be payable only if:

(1)         such home alterations are made by a person or persons with experience in such alterations and recommended by a recognized organization associated with the injury;

(2)         such vehicle modifications are carried out by a person or persons with experience in such matters and approved by the Motor Vehicle Department.]

[Air Bag Benefit

What is the air bag benefit?

If an insured dies or suffers a covered dismemberment as a result of a covered accident which occurs while he or she is driving or riding in a private passenger car, we will pay an additional AD&D benefit equal to the lesser of $10,000 or 10% of the insured’s amount of AD&D insurance.

In order to be eligible for this benefit, the following must apply:

(1)         the seat in which the insured was seated was equipped with a properly installed airbag at the time of the accident; and

(2)         the private passenger car is equipped with seatbelts; and

(3)         a seatbelt was in proper use by the insured at the time of the accident as certified in the official accident report or by the investigating officer; and

(4)         at the time of the accident, the driver of the private passenger car was a licensed driver and was not intoxicated, impaired, or under the influence of alcohol or drugs.

Airbag means a passive restraint device in a vehicle which inflates upon collision to protect an individual from injury or death.

Seatbelt means a properly installed seatbelt (or child restraint if the insured is a child), lap and shoulder restraint, or other restraint approved by the National Highway Traffic Safety Administration or any successor governmental agency.  A private passenger car means a validly registered four-wheeled private passenger car or policyholder-owned car, jeep, pickup truck or van, including a sport utility vehicle (SUV), that is not licensed commercially or being used for racing, or acrobatic or stunt driving.]

[Anti-Inflation Benefit

What is the anti-inflation benefit?

An insured’s amount of AD&D insurance will increase by 5% after his or her insurance has been continuously in force for two consecutive years.  The original amount of AD&D insurance will continue to increase by an additional 5% for every two consecutive and continuous years thereafter while insurance is in force and until the insured’s amount of AD&D insurance reaches 125% (maximum of 5 increases) of his or her original amount of AD&D insurance.

Any increase in an insured’s amount of AD&D insurance, other than an increase due to this anti-inflation benefit, will begin a new consecutive and continuous period under this benefit for the amount of the increase.]

[Bereavement and Trauma Counseling

What is the bereavement and trauma counseling benefit?

If an insured dies or suffers a covered dismemberment as the result of a covered accident we will pay an additional benefit up to $500 for bereavement and trauma counseling sessions for the insured employee or the insured employee’s spouse/domestic partner and/or dependent child(ren) who are also insured.  The benefit will be paid to the person(s) who provides proof they paid for the counseling.  If the counseling is reimbursed or covered by other insurance, the benefit will be paid to the person who received the counseling, or in the case of a minor dependent, to the parent or guardian of the minor dependent.  Such counseling must meet all of the following conditions:

(1)         the covered bereavement and trauma counseling expenses must be incurred within one year from the date of the covered accident causing the covered loss; and

(2)         the expense is charged for a bereavement or trauma counseling session for the insured or one or more of the insured’s immediate family members; and

(3)         the counseling is provided under the care, supervision, or order of a licensed physician; and

(4)         proof of the expense is provided.]

[Bicycle Helmet Benefit

What is the bicycle helmet benefit?

If an insured dies as a direct result of injuries sustained in a covered accident that occurs while he or she is legally operating a bicycle, we will pay an additional death benefit of $10,000.  In order to be eligible for this benefit, the following must apply:

(1)         the insured was properly wearing a bicycle helmet at the time of the accident, as certified in the official accident report or by the investigating officer; and

(2)         at the time of the accident, the insured was not intoxicated, impaired, or under the influence of alcohol or drugs; and

(3)         the insured was not engaging in a contest or competition at the time of the accident.

Bicycle helmet means any headgear that either is marketed as, or implied through marketing or promotion to be, a device intended to provide protection from head injuries while riding a bicycle.]

[Brain Damage Benefit

What is the brain damage benefit?

If an insured sustains and is diagnosed by a licensed physician as having Traumatic Brain Injury (TBI) as a result of and within 60 days of a covered accidental injury, and such TBI damage has lasted for a minimum of 12 consecutive months, we will pay a monthly benefit equal to the lesser of:

(1)         1% of the insured’s amount of AD&D insurance; or

(2)         1% of the difference between the insured’s amount of AD&D insurance and the amount of any benefits paid under the loss schedule for the same accident (if the full amount of AD&D insurance has been paid, no benefit is payable under this section).

The insured must be hospitalized due to TBI for at least seven days within the first 60 days following the accident.  This benefit will be paid monthly until the earlier of the following:

(1)         the date of the insured’s death.  If an accidental death payment is due under this rider, the amount of such payment will be reduced by the amount of AD&D insurance paid under this brain damage benefit; or

(2)         100 monthly benefits have been paid.

In no event will the total amount of monthly benefits payable under this benefit exceed $50,000.]

[Burial and Cremation Benefit

What is the burial and cremation benefit?

If, as a result of a covered accident, an insured dies, an additional accidental death benefit shall be paid for the burial or cremation of the body.  The additional benefit shall be the lesser of 5% of the insured’s amount of insurance or $5,000.

The benefit will be paid to the person who has or who will incur such cost, as evidenced to our satisfaction.  This may or may not be the beneficiary for the rest of the accidental death proceeds.  We may pay benefits directly to the facility handling the burial or cremation.  All determinations and payments by us will be final and fully release and discharge us from any further liability under this benefit.]

[Business Travel

What is the business travel benefit?

If a insured employee suffers a covered loss as a result of a covered accident which occurs while the insured employee is on a business trip authorized in advance by the insured employee’s employer, we will pay an additional benefit of $25,000.  The loss must occur while the insured employee is away from his or her of permanent assignment.

Coverage begins when the insured employee leaves his or her residence or regular place of employment, whichever occurs later, for the purpose of going on the business trip.  Coverage ends when the insured employee returns to his or her place of regular employment or home, whichever occurs first.

Coverage is not provided during commuting between home and place of work; while traveling in an aircraft owned, leased, operated or controlled by the employer; while traveling to another location where the insured employee is expected to be assigned for more than 60 days; or for a personal deviation.

Personal deviation means an activity that is not reasonably related, nor incidental to, the authorized business trip, and is an activity that occurs prior to the end of the trip.  Personal deviation does not include a pre-authorized extension of a business trip by the employer to reduce transportation costs. ]

[Carjacking Benefit

What is the carjacking benefit?

If the insured employee suffers a covered loss of life as a direct result of an accidental bodily injury arising out of or during the course of a motor vehicle carjacking or attempted carjacking, a carjacking benefit of $5,000 will be payable to the insured’s beneficiary if all of the following conditions are met:

(1)         the insured employee was the operator of the motor vehicle and held a valid driver’s license or was a passenger in a motor vehicle being driven by someone with a valid driver’s license; and

(2)         a person or persons unknown to the insured employee or the driver takes or attempts to take unlawful possession of the motor vehicle by means of force or threats against the insured employee or the driver; and

(3)         an investigating officer(s) official report shows that at the time of the carjacking or attempted carjacking the insured employee was the driver or a passenger of the motor vehicle.]

[Child Care Benefit

What is the child care benefit?

If the insured employee dies as a result of a covered accident and is survived by one or more insured dependent children under age 13, we will pay additional benefits to reimburse for child care expenses incurred for the insured employee’s dependent children while under age 13.

The benefit for each child per year will be the lesser of:

(1)         3% of the insured employee’s amount of AD&D insurance; or

(2)         $2,000; or

(3)         actual incurred child care expenses.

Child care expenses are those expenses which are for a service or supply furnished by a licensed child care provider or facility for a dependent child’s care.  No payment will be made for expenses incurred more than six years after the date of an insured’s death or for expenses incurred for dependent children over age 13.  Proof of incurred child care expenses shall be required before any benefit payment is made.  The child care benefit will be paid to the surviving parent, to the child’s guardian, the custodian under the Uniform Transfers to Minors Act or to an adult caretaker when permitted under state law.]

[Child Dismemberment Double Benefit

What is the child dismemberment double benefit?

If an insured dependent child suffers a covered loss, other than loss of life, the amount payable shall be twice the amount listed in the table found in the “What is the amount of the accidental death and dismemberment benefit?” section of this rider, subject to a maximum amount of $50,000.]

[COBRA Benefit

What is the COBRA benefit?

If a insured employee dies as a result of a covered accident and is survived by an insured spouse/domestic partner and/or one or more insured dependent children, we will pay an additional benefit to allow the insured employee’s surviving insured spouse/domestic partner and/or dependent children to continue their group medical coverage.  The benefit will be paid to the insured employee’s surviving spouse/domestic partner, if living, otherwise to or on behalf of an insured’s dependent children.  The benefit will be paid annually and will be equal to the lesser of:

(1)         2% of an insured’s amount of AD&D insurance; or

(2)         $2,500.

However, before we make the first payment and before we make each of the next two payments, we must receive proof that the payment will be used for continuation of the insured’s medical coverage pursuant to COBRA.  Payment will be made immediately upon our receipt of such proof.  If proof is not provided for a particular payment, we will make neither that annual payment nor the subsequent annual payment(s).

Benefits will continue until the earlier of:

(1)         the end of the three year period commencing with the date of an insured employee’s death; or

(2)         the date the dependents cease being covered as COBRA participants under the employer’s group medical plan.

COBRA means The Consolidated Omnibus Budget Reconciliation Act of 1985.]

[Coma Benefit

What is the coma benefit?

If an insured lapses into a coma as a result of and within 365 days of a covered accidental injury, and such coma has lasted for a minimum of 31 days, we will pay a monthly benefit equal to the lesser of:

(1)         1% of the insured’s amount of AD&D insurance; or

(2)         1% of the difference between the insured’s amount of AD&D insurance and the amount of any benefits paid under the loss schedule for the same accident. (if the full amount of AD&D insurance has been paid, no benefit is payable under this section).

This benefit will be paid monthly until the earliest of the following:

(1)         the date the insured recovers such that he or she is no longer in a coma as defined herein; or

(2)         the date of the insured’s death.  If an accidental death payment is due under this rider, the amount of such payment will be reduced by the amount of AD&D insurance paid under this coma provision; or

(3)         100 monthly benefits have been paid.

Coma means a state of profound unconsciousness with no evidence of appropriate responses to stimulation.  The insured must be confined in a medical facility and diagnosed as comatose by a licensed physician.

In no event will the total amount of monthly benefits payable under this section exceed $50,000.]

[Common Accident Benefit

What is the common accident benefit?

If both an insured employee and his or her insured spouse/domestic partner die from covered accidental injuries sustained in a common accident, the an insured’s spouse/domestic partner’s accidental death benefit will be increased to an amount equal to 100% of the insured employee’s amount of AD&D insurance, but not more than $500,000.

Common accident means the same accident or separate accidents that occur within the same 24-hour period.  The insured employee and the insured employee’s insured spouse/domestic partner must die within 180 days of each other from the common accident.]

[Dependent Child Education Benefit

What is the dependent child education benefit?

We will pay an education benefit on behalf of a insured employee’s insured’s dependent children if a insured employee dies as a result of a covered accident and is survived by one or more insured dependent children, provided that:

(1)         at the time of the insured employee’s death, the dependent child is enrolled as a full-time student at an accredited post-secondary educational institution (however, no benefit will be payable for the current school year); or

(2)         the dependent child enrolls on a full-time basis in an accredited post-secondary educational institution within one year of the insured employee’s death.

The benefit payable will be the lesser of:

(1)         the actual tuition charged, exclusive of room and board; or

(2)         5% of the insured employee’s amount of insurance; or

(3)         $5,000.

The benefit will be payable at the beginning of each school year for a maximum of four consecutive years, but not beyond the date the child attains age 25.  The benefit will be paid to the insured dependent child if he or she is of legal age.  If the insured dependent child is not of legal age the benefit will be paid to the person who provides proof they have paid or will pay the tuition bill for that school year.  Proof of enrollment and tuition costs are required for each school year.]

[Disappearance Benefit

What is the disappearance benefit?

If an insured’s body has not been found after one year from the date the conveyance in which he or she was traveling disappeared, exploded, sank, became stranded, made a forced landing or was wrecked, it shall be presumed, subject to all other terms of the policy and proof satisfactory to us that the accident occurred and the insured was a passenger on the conveyance, that the insured has died as a result of an accidental injury.  Such death shall be considered a covered loss under this rider.]

[Emergency/Disaster Team Benefit

What is the emergency/disaster team benefit?

We will pay an additional benefit equal to 50% of the AD&D benefit payable under this rider, not including any additional benefits payable under this Additional Benefits section, if:

(1)         the insured employee is a member of the employer’s emergency or disaster team; and

(2)         the insured employee suffers a covered loss as a result of a covered accident (including while riding in, getting into or out of an ambulance, airplane or helicopter); and

(3)         the loss occurs while responding as a member of the employer’s emergency or disaster team to a bona fide emergency or disaster as determined by the employer.

In no event will the amount payable under this benefit exceed $25,000.]

[Exposure Benefit

What is the exposure benefit?

If an insured suffers a loss under the Type of Loss schedule due to exposure to the elements, it will be covered as if it were due to injury, provided such loss results from unavoidable exposure to the elements by reason of a covered accident.]

[Extended Dependents Insurance Benefit

What is the extended dependents insurance benefit?

If an insured employee dies as a result of a covered accident and is survived by his or her insured spouse/domestic partner and/or one or more insured dependent children, such dependents insurance will be continued in force for a period of 12 months from the date of an insured’s death, without payment of premiums during this 12 month period.  At the end of this 12 month period, the dependents insurance will terminate.]

[Felonious Assault Benefit

What is the felonious assault benefit?

If an insured employee dies or suffers a covered dismemberment as a result of a covered accident caused by a felonious assault, we will pay an additional benefit equal to the lesser of $50,000 or 25% of the insured employee’s amount of AD&D insurance.

A felonious assault is a physical assault by another person resulting in bodily harm to the insured employee.  The assault must take place while the insured employee is performing his or her customary duties at the employer’s normal place of business or at other places the employer’s business requires the insured employee to travel.  The assault must involve the use of force or violence with intent to cause harm and must be either a felony or a misdemeanor.]

[HIV Occupational Accident Benefit

What is the HIV occupational accident benefit?

We will pay an HIV benefit, if, while covered under this rider, an insured employee suffers an accidental bodily injury while in the performance of his or her duties for the employer, which causes the insured employee to acquire and test positive within one year of such accident for Human Immunodeficiency Virus (HIV).  The benefit payable will be equal to 10% of the insured employee’s amount of AD&D insurance in effect on the date of the accident, subject to a $50,000 maximum.  This is in addition to any other benefit payable because of such accident.  In order to receive this HIV benefit, the insured employee must submit a worker’s compensation injury report to the employer within 48 hours of the accident and submit a blood test for HIV within 48 hours of the accident.  If this initial blood test is negative and the insured employee subsequently test positive for HIV within one year of the accident, and provide proof that the HIV infection was a result of the accident, we will pay the benefit.]

[Hospital/Extended Care Facility Benefit

What is the hospital/extended care facility benefit?

If an insured requires hospitalization or extended care as a result of a covered accident, an additional benefit will be paid to [the insured employee] during such hospitalization/extended care facility stay.  After a seven-day waiting period, a monthly benefit will be paid for up to 12 months equal to a maximum monthly benefit of the lesser of:

(1)         1% of the insured’s amount of AD&D insurance; or

(2)         $2,500; or

(3)         actual charges made by the hospital/extended care facility due to injuries incurred from the accident.

Payments for periods of less than a full month will be made on a pro-rata (daily accrual) basis.  If the period of hospitalization/extended care facility stay exceeds seven days, the benefit will be paid retroactively to the first day of hospitalization/extended care stay.  No benefit is payable for hospitalizations/extended care stays of seven days or fewer.

Hospital means a facility which:

(1)         is licensed as an acute hospital; and

(2)         provides diagnostic and therapeutic facilities for the surgical or medical diagnosis, treatment, and care of injured and sick persons as inpatients; and

(3)         has a staff of licensed physicians available at all times; and

(4)         is credited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) or is recognized by the American Hospital Association (AHA) and is qualified to receive payments under the Medicare program; and

(5)         always provides 24 hour nursing services by registered graduate nurses; and

(6)         is not a place primarily for custodial or maintenance care.

Extended care facility means an institution which:

(1)         is duly licensed as an extended care facility, skilled nursing facility, or convalescent hospital and operates in accordance with governing laws and regulations; and

(2)         regularly provides inpatient skilled nursing care for payment during the active or convalescent state of an injury; and

(3)         is staffed with a physician or registered nurse on duty 24 hours a day; and

(4)         operates in accordance with medical policies supervised and established by a physician; and

(5)         regularly maintains a daily medical record for each patient.

The term extended care facility shall not include a place that provides health care services primarily for custodial or domiciliary care or for the care of drug addiction, alcoholism or mental disorders.]

[Line of Duty Benefit

What is the line of duty benefit?

If the insured employee is a public safety officer and suffers a loss for which a benefit is payable under this rider as a result of a covered accident which occurs while he or she is performing his or her customary duties for the employer, we will pay an additional benefit equal to the lesser of $50,000 or 100% of an insured’s amount of AD&D insurance.  The loss must be incurred while the insured employee is taking action that by rule, regulation, law or condition of employment are obligated or authorized to perform as a public safety officer.  The action must be taken in the course of reducing crime, criminal law enforcement, or fire suppression, including such action taken in response to an emergency while off duty.  For firefighters and police, line of duty includes social, ceremonial or athletic functions to which the insured employee is assigned and for which the insured employee is paid as a public safety officer by the employer.

Public safety officers includes police officers, firefighters, corrections officers, probation officers, public transit officers, parole officers, judicial officers, and officially recognized or designated volunteer firefighters. ]

[Medical Evacuation Benefit

What is the medical evacuation benefit?

If an insured requires air transport to a medical facility as a result of a covered accident, we will pay an additional benefit equal to the lesser of:

(1)         incurred costs for such air transport; or

(2)         $10,000.]

[Monthly Mortgage Benefit

What is the monthly mortgage benefit?

If a insured employee dies as a result of a covered accident and is survived by his or her insured’s spouse/domestic partner, we will pay an additional AD&D benefit to the insured’s spouse/domestic partner provided:

(1)         the insured employee’s loss of life is within 60 days of the accident; and

(2)         the insured employee’s surviving spouse/domestic partner is a co-borrower on the insured employee’s eligible loan; and

(3)         the insured employee has an outstanding balance on his or her eligible loan at the time of death.

The surviving spouse/domestic partner must provide us with the eligible loan number and a telephone number of the mortgage company.

The monthly mortgage benefit will be the lesser of:

(1)         the amount of an insured’s monthly mortgage payment; or

(2)         $2,500.

The monthly mortgage benefit will be paid monthly until the first of the following to occur:

(1)         an insured’s spouse/domestic partner dies; or

(2)         the eligible loan is paid in full; or

(3)         the date we receive written notice that an insured’s spouse/domestic partner no longer has an ownership interest in the real estate that secures the eligible loan; or

(4)         the benefit has been paid for 12 consecutive months.

Monthly mortgage payment is the normal scheduled monthly payment of principal and interest and other regular payments included as part of the monthly payment on an insured’s eligible loan. These regular payments may include principal, interest, real estate tax installments, and other insurance premiums.  It does not include late payments or any charges as a result of late payments.

An eligible loan is a first real estate mortgage loan, repayable over a period of at least 5 years but not more than 30 years, on a dwelling that is an insured’s primary residence.]

[Motorcycle Helmet Benefit

What is the motorcycle helmet benefit?

If an insured dies as a direct result of injuries sustained in a covered accident that occurs while he or she is driving or riding on a motorcycle, we will pay an additional death benefit of $10,000.  In order to be eligible for this benefit, the following must apply:

(1)         the insured was properly wearing a motorcycle helmet at the time of the accident, as certified in the official accident report or by the investigating officer; and

(2)         at the time of the accident, the driver of the motorcycle was a licensed motorcycle driver and was not intoxicated, impaired, or under the influence of alcohol or drugs.

Motorcycle helmet means a helmet that complies with Federal Motor Vehicle Safety Standard No. 218.]

[Newborn Children Benefit

What is the newborn child benefit?

If a child is born to a insured employee and the insured employee has not elected dependent coverage, such child shall be insured from the moment of live birth.  The newborn child shall be insured for 31 days.  The newborn child shall then cease to be insured unless the insured employee applies for dependent coverage within 31 days of the birth and pays the additional premium for coverage.

The above 31 day coverage period will also apply to newly adopted, foster or step children, as of the date they become financially dependent on the insured employee for support, provided they are an eligible dependent child. The child shall then cease to be insured unless the insured employee applies for dependent coverage within 31 days of the date the child becomes financially dependent on the insured employee for support and pay the additional premium for coverage.

The amount of AD&D coverage provided during the 31 day coverage period will be equal to the smallest amount of child insurance then available under the group policy for an insured’s class.]

[Newlywed Benefit

What is the newlywed benefit?

Upon an insured employee’s marriage, if the insured employee had not previously elected dependent coverage, the insured employee’s new spouse/domestic partner shall automatically become insured.  Such spouse/domestic partner shall be insured for 31 days.  A insured employee’s spouse/domestic partner shall then cease to be insured unless the insured employee applies for coverage within 31 days of the date of his or her wedding and pays the additional premium for coverage.

The amount of AD&D coverage provided during the 31 day coverage period will be equal to the smallest amount of spouse/domestic partner insurance then available under the group policy for the insured employee’s class.]

[Occupational Benefit

What is the occupational benefit?

If an insured employee dies or suffers a covered dismemberment as a result of a covered accident which occurs while he or she is performing his or her customary duties at the employer’s normal place of business or at other places the employer’s business requires the insured employee to travel, we will pay an additional benefit equal to the lesser of:

(1)         25% of the insured employee’s amount of AD&D insurance; or

(2)         $25,000.]

[Parental Care Benefit

What is the parental care benefit?

We will pay an additional benefit equal to the lesser of 10% of a insured employee’s amount of AD&D insurance or $10,000 per surviving dependent parent, if the insured employee dies as the result of an accident for which a benefit is payable under this rider, provided the surviving dependent parent is:

(1)         claimed as a dependent on the insured employee’s federal income tax return for the tax year in which the death occurred; or

(2)         dependent upon the insured employee for more than 50% of the cost of a licensed nursing facility, home health care or day care program; or

(3)         living with the insured employee.

Surviving dependent parent means an insured’s parent, grandparent, parent-in-law, or grandparent-in-law. ]

[Permanent Disfigurement Benefit

What is the permanent disfigurement benefit?

If a insured employee is critically burned and disfigured to the point of requiring reconstructive or cosmetic surgery as a result of a covered accident which occurs while he or she is performing his or her customary duties at the employer’s normal place of business or at other places the employer’s business requires him or her to travel, we will pay an additional benefit equal to the lesser of:

(1)         10% of the insured employee’s amount of AD&D insurance; or

(2)         10,000.

Critically burned and disfigured means third degree burns over at least 25% of the body.]

[Public Transportation Benefit

What is the public transportation benefit?

If an insured dies or suffers a covered dismemberment as a result of a covered accident which occurs while the insured is a fare-paying passenger on a public transportation vehicle, we will pay an additional benefit equal to the lesser of:

(1)         25% of the insured’s full amount of AD&D insurance; or

(2)         $25,000.

Public transportation vehicle means any air, land or water vehicle operated under a license for the transportation of fare paying passengers. ]

[Reasonable Accommodation Benefit

What is the reasonable accommodation benefit?

If the insured employee suffer a loss for which a benefit is payable under this rider as a result of a covered accident, we will reimburse the employer for the costs incurred for work site changes required to return the insured employee to work.  We will reimburse the employer for the cost of pre-approved changes made to the work site for the insured employee up to the maximum of $2,000 per accident.

Reimbursement to an insured’s employer for the cost of changes to the work site is subject to the following conditions:

(1)         this insurance must be in force for the insured employee on the date the accident occurs; and

(2)         changes to the work site must be made within 12 months of the date of the accident; and

(3)         there is a reasonable expectation that changes to the work site will result in an insured’s being able to return to work; and

(4)         we approve in writing the changes to the work site before implementation.

Benefits are not payable if there is no cost involved in making the changes to the work site or the change to the work site does not meet the standards found in Title I, The American with Disabilities Act (ADA).

Changes to the work site means:

(1)         making existing facilities used by the insured employee readily accessible to and usable by the insured employee after an injury;

(2)         acquisition or modification of equipment or devices, the provision of qualified readers or interpreters, and other similar structural accommodations for individuals with disabilities resulting from a covered injury.]

[Rehabilitative Physical Therapy Benefit

What is the rehabilitative physical therapy benefit?

If an insured suffers an injury which results in a covered dismemberment, we will pay an additional benefit for rehabilitative physical therapy which is prescribed by the attending physician or surgeon.  The benefit will be equal to the lesser of:

(1)         10% of the insured’s amount of AD&D insurance; or

(2)         $10,000; or

(3)         actual costs incurred for such rehabilitative physical therapy.]

[Repatriation Benefit

What is the repatriation benefit?

If, as a result of a covered accident, an insured dies at least 75 miles from his or her principal residence, an additional accidental death benefit shall be paid for the preparation and transportation of the body to a mortuary.  The additional benefit shall be the lesser of the actual cost of such preparation and transportation or $5,000.  The benefit will be paid to the person who has or who will incur such cost, as evidenced to the satisfaction of us.  This may or may not be the beneficiary for the rest of the accidental death proceeds.  We may at our discretion pay benefits directly to the facility handling the preparation and/or transportation.  All determinations and payments by us will be final and fully release and discharge us from any further liability under this repatriation benefit.]

[Reserve-National Guard Benefit

What is the reserve-national guard benefit?

Benefits will be paid for a covered loss due to injury of any insured which is sustained while the insured is a member of an organized Reserve Corps or National Guard Unit and is:

(1)         attending any regularly scheduled or routine training of less than 60 days, or is en route to or from such training; or

(2)         attending a service school no matter how long it is, or is en route to or from that school; or

(3)         taking part in any authorized inactive duty training; or

(4)         taking part as a unit member in a parade or exhibition authorized by official orders.

No benefit is payable for any loss that occurs during active duty. Service school means one operated by or on behalf of the United States of America or Canada.]

[Seatbelt Benefit

What is the seatbelt benefit?

If an insured dies or suffers a covered dismemberment as a result of a covered accident which occurs while he or she is driving or riding in a private passenger car, we will pay an additional AD&D benefit equal to the lesser of:

(1)         $10,000; or

(2)         10% of the insured’s amount of AD&D insurance.

In order to be eligible for this benefit, the following must apply:

(1)         the private passenger car was equipped with seatbelts; and

(2)         a seatbelt was in proper use by the insured at the time of the accident as certified in the official accident report or by the investigating officer; and

(3)         at the time of the accident, the driver of the private passenger car was a licensed driver and was not intoxicated, impaired, or under the influence of alcohol or drugs.

Seatbelt means a properly installed seatbelt (or child restraint if the insured is a child), lap and shoulder restraint, or other restraint approved by the National Highway Traffic Safety Administration or any successor governmental agency.  A private passenger car means a validly registered four-wheeled private passenger car or policyholder-owned car, jeep, pickup truck or van, including a sport utility vehicle (SUV), that is not licensed commercially or being used for racing, or acrobatic or stunt driving.]

[Spouse/domestic partner Critical Period Benefit

What is the spouse/domestic partner critical period benefit?

If a insured employee dies as a result of a covered accident and is survived by his or her insured spouse/domestic partner, we will pay an additional benefit equal to 0.5% of the insured employee’s amount of AD&D insurance to his or her surviving spouse/domestic partner monthly for a period not to exceed 12 consecutive months, subject to a maximum monthly benefit of $2,000.  Payments will commence upon approval of an insured’s accidental death claim.

If an insured employee’s surviving spouse/domestic partner dies within the 12 month period, benefits will end.]

[Spouse/domestic partner Education Benefit

What is the spouse/domestic partner education benefit?

We will pay an education benefit on behalf of a insured employee’s insured’s spouse/domestic partner if the insured employee dies as a result of a covered accident and is survived by his or her insured spouse/domestic partner, provided that the insured employee’s spouse/domestic partner enrolls in a program of higher education within 12 months after the insured employee’s death.

The benefit payable will be the least of:

(1)         the actual tuition charged for all such education; or

(2)         10% of an insured’s amount of AD&D insurance; or

(3)         $20,000.

Only expenses occurring within 30 months after the date of an insured’s death will be eligible for reimbursement.]

[Spouse/domestic partner Training Benefit

What is the spouse/domestic partner training benefit?

If an insured employee dies as a result of a covered accident and is survived by his or her spouse/domestic partner, we will pay a training benefit to an insured’s surviving spouse/domestic partner provided that the insured’s spouse/domestic partner:

(1)         is not working in any capacity (full or part-time) for wage or profit on the date of such accident; and

(2)         within 365 days after the date of such accident, enrolls as a full-time student in an accredited educational institution or an institution of vocational training for the purpose of preparing for full-time employment.

The benefit will be equal to the lesser of:

(1)         $5,000; or

(2)         the costs incurred for all such education or training within the first year following the date of an insured’s death.

Proof of such costs will be required before benefits are paid.]

[Survivor Benefit

What is the survivor benefit?

If an insured employee dies as a result of a covered accident and is survived by his or her insured spouse/domestic partner and/or one or more insured dependent children, an additional benefit equal to 1% of the insured employee’s amount of AD&D insurance on the date of the an insured employee’s death will be paid monthly for a period not to exceed six consecutive months, subject to a maximum monthly benefit amount of $2,000.  Payments will commence upon approval of an insured’s accidental death claim.

The monthly benefit will be paid to the insured employee’s spouse/domestic partner, if living, otherwise to the employee’s dependent children, in equal shares.

If all surviving dependents die within the six month period, benefits will end.]

[Therapeutic Counseling Benefit

What is the therapeutic counseling benefit?

If as the result of a covered accident, an insured suffers a loss for which a benefit is payable under the terms of this rider, other than loss of life, we will pay an additional benefit equal to the lesser of:

(1)         the reasonable expenses incurred by the insured for therapeutic counseling; or

(2)         5% of the insured’s amount of AD&D insurance; or

(3)         $5,000

For this benefit to be payable, the therapeutic counseling services must:

(1)         begin within 90 days after the date of the loss; and

(2)         be incurred no later than one year after the date of the loss.

Therapeutic counseling means treatment or counseling provided by a licensed therapist or counselor registered or certified to provide psychological treatment or counseling.

Reasonable expenses means fees and prices which do not exceed those generally charged for similar therapeutic counseling in the local area where services are provided.  For purposes of this benefit, we reserve the right to determine reasonable expenses.  An expense is considered to be incurred on the date it is rendered.]

[Total Disability Benefit

What is the total disability benefit?

If an insured employee becomes totally disabled because of a covered accident and that disability is continuous from the date of the accident until the date of the insured employee’s death, we will pay a benefit equal to 100% of the insured employee’s amount of AD&D insurance, provided:

(1)         the insured employee is not capable of working at his or her own job on a full or part time basis; and

(2)         the insured employee is not capable of working at any other job for pay or profit on a full or part time basis; and

(3)         the insured employee is under age 60 at the time of the accident; and

(4)         the insured employee dies while the policy is in effect; and

(5)         premiums continue to be paid and the insurance is in force at the time of the insured employee’s death.

If a death benefit is payable, it will be reduced by any other benefit which is payable because of the same accident.]

[Total and Permanent Accidental Disability Monthly Benefit

What is the total and permanent accidental disability monthly benefit?

If an insured employee becomes totally and permanently disabled as a result of a covered accident for which a benefit is not already payable under the schedule of losses, subject to all exclusions and limitations, we will pay a monthly benefit equal to 1% of the insured employee’s amount of AD&D insurance, subject to a monthly maximum benefit of $2,000.  Such payments will continue until the earliest of:

(1)         the insured employee’s 70th birthday; or

(2)         the date the insured employee recovers so that he or she is no longer totally and permanently accidentally disabled; or

(3)         the date of the 100th benefit payment; or

(4)         the date the insured employee fails to furnish proof of continued disability when requested or refuses to submit to a required medical examination; or

(5)         the date of the insured employee’s death.  If an accidental death payment is due under this rider, the amount of such payment will be reduced by the amount of AD&D insurance paid under this total and permanent accidental disability monthly benefit; or

(6)         when the maximum total benefit payable under this additional benefit has been paid.

A total and permanent accidental disability is an accidental disability which occurs prior to the insured employee’s 60th birthday, has continued for at least 12 consecutive months, and thereafter continuously prevents the insured employee from engaging in a business or an occupation for compensation or profit on a full or part time basis, and which will presumably prevents the insured employee for life from performing any work or engaging in any business on a full or part time basis.

In no event will the total amount payable under this benefit exceed $50,000.]

[Total and Permanent Accidental Disability Single Payment Benefit

What is the total and permanent accidental disability single payment benefit?

If an insured employee becomes totally and permanently disabled as a result of a covered accident for which a benefit is not already payable under the schedule of losses, subject to all exclusions and limitations, we will pay a single payment benefit equal to the lesser of:

(1)         50% of the insured employee’s amount of AD&D insurance; or

(2)         $50,000.

A total and permanent accidental disability is an accidental disability which occurs prior to an insured employee’s 60th birthday, has continued for at least 12 consecutive months, and will continuously prevent the insured employee from engaging in a business or an occupation for compensation or profit on a full or part time basis, and which will presumably prevent the insured employee for life from performing any work or engaging in any business on a full or part time basis.

If an accidental death payment is due under this rider, the amount of such payment will be reduced by the amount of AD&D insurance paid under this total and permanent accidental disability benefit.]

Termination

When does [an insured’s] coverage under this rider terminate?

[An insured’s] coverage ends on the earliest of:

(1)         [the date the insured employee is no longer covered for life insurance under the group policy; or

(2)         the insured’s 70th birthday; or

(3)         for an insured dependent, the date the dependent no longer meets the eligibility requirements; or

(4)         for an insured dependent, the date the dependent is no longer covered for life insurance under the group policy; or

(5)         31 days (the grace period) after the due date of any premium contribution which is not paid; or]

(6)         the date this rider terminates.

When does this rider terminate?

This rider will terminate on the earlier of:

(1)         the date we receive a written request from the policyholder to cancel this rider; or

(2)         the date the group policy is terminated.

Additional Information

Can insurance under this rider be converted to a policy of individual insurance upon termination?

No.  Coverage under this rider will not be included in any insurance issued under the conversion right section of the policy.

[ /s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President]